UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 3)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                            Acme Communications, Inc.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    004631107
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                 August 11, 2005
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)

CUSIP No.004631107                     13D/A                Page 2 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Partners Small Cap Value, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-3688497
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         543,484 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         543,484 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     543,484 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.4% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.004631107                     13D/A                Page 3 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Small Cap Value Offshore Fund, Ltd.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Applicable


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         709,300 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         709,300 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     709,300 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.4% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.004631107                     13D/A                Page 4 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Partners Small Cap Value, L.P. I

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-3953291


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         763,200 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         763,200 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     763,200 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.004631107                     13D/A                Page 5 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Channel Partnership II, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     22-3215653


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         5,000 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,000 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.004631107                     13D/A                Page 6 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Capital, Inc. Profit Sharing Plan

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-3873998


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     N/A

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         40,000 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         40,000 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,000 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     EP

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.004631107                     13D/A                Page 7 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Capital Management LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-4018186


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,306,684(1) shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,306,684(1) shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,306,684(1) shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO (Limited Liability Company)

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I

CUSIP No.004631107                     13D/A                Page 8 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Capital, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     N/A


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         709,300(1) shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         709,300(1) shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     709,300(1) shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.4% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP No.004631107                     13D/A                Page 9 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Nelson Obus

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         5,000(1) shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,000(1) shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000(1) shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Nelson Obus, as general partner of Channel Partnership II, L.P. holds an indirect beneficial interest in these shares which are directly beneficially owned by Channel Partnership II, L.P.

         This Amendment No. 3 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on November 17, 2004, as amended by Amendment No. 1 ("Amendment No. 1") filed with the Commission on December 29, 2004 and Amendment No. 2 ("Amendment No. 2") filed with the Commission on May 17, 2005 (collectively, the "Schedule 13D"), by Wynnefield Partners Small Cap Value, L.P. ("Partnership"), Wynnefield Partners Small Cap Value, L.P. I ("Partnership I"), Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund"), Channel Partnership II, L.P. ("Channel"), Nelson Obus ("Mr. Obus"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. Profit Sharing Plan ("Profit Sharing Plan", with respect to Amendment No. 1) and Wynnefield Capital, Inc. ("WCI" and, collectively with Partnership, Partnership I, Fund, Channel, Obus, WCM and Profit Sharing Plan, the "Wynnefield Group"), with respect to the shares of common stock, par value $0.01 per share, of Acme Communications, Inc., a Delaware corporation with its principal executive offices located at 2101 E. Fourth Street, Suite 202A, Santa Ana, California 92705 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is hereby amended and supplemented by adding the following:

         As of the date of this Amendment, the Wynnefield Group beneficially owned in the aggregate 2,060,984 shares of Common Stock, constituting approximately 12.8% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,046,763 shares outstanding on August 9, 2005, as set forth in the Issuer's most recent report on Form 10-Q for the quarterly period ended June 30, 2005 filed with the Commission on August 9, 2005).

         Each of the Wynnefield Group entities set forth below made its most recent purchase of shares of Common Stock on August 9, 2005 and August 11, 2005, separately from each other, for the consideration shown in the following table:

Name                  Number of Shares Purchased           Consideration Paid
----                  --------------------------           ------------------
Partnership*          177,800                              $662,060
Partnership-I*        265,200                              $986,790
Fund**                292,900                              $1,088,980

* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

         Such shares of Common Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns Common Stock. Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants, except the Profit Sharing Plan, which is an employee profit sharing plan of WCI.

ITEM 4.  PURPOSES OF TRANSACTION.

The response to Item 4 is hereby amended and restated in its entirety as follows:

         The members of the Wynnefield Group acquired the shares of Common Stock reported in Item 5 below for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. They intend to monitor the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and evaluate the responses of its management to the needs of the holders of the Common Stock. The Wynnefield Group applauds management's recent announcement of their agreement to sell its Salt Lake City station, KUWB, for $18.5 million and strongly urges the Company to pursue transactions to sell ACME's remaining stations as discussed in Item 2 of their most recent 10-Q.

         The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Exchange Act and applicable state securities or "blue sky" laws.

         Depending on factors deemed relevant by the Wynnefield Group, including but not limited to changes in the Issuer's business, governance or financial situation, the Wynnefield Group reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in this response to
Item 4 and any other actions as the Wynnefield Group, or any of them, may determine.

         Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Amendment.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

The response to Item 5 is hereby amended and restated in its entirety as follows:

(a) - (c) As of August 11, 2005, the Wynnefield Group beneficially owned in the aggregate, 2,060,984 shares of Common Stock, constituting approximately 12.8% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,046,763 shares outstanding on August 9, 2005, as set forth in the Issuer's most recent report on Form 10-Q for the quarterly period ended June 30, 2005 filed with the Commission on August 9, 2005). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

   NAME                          NUMBER OF             APPROXIMATE
   ----                          SHARES                PERCENTAGE OF
                                 ---------             OUTSTANDING SHARES
                                                       ------------------
   Partnership *                 543,484               3.4 %
   Partnership-I *               763,200               4.8 %
   Fund **                       709,300               4.4 %
   Channel***                    5,000                 0.0 %
   Profit Sharing Plan           40,000                0.3 %

* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

*** Mr. Obus has an indirect beneficial ownership interest in these shares of Common Stock.

         WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

         Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI, as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

         Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

         The Profit Sharing Plan is an employee profit sharing plan of WCI. Mr. Obus and Mr. Landes share the power to vote and dispose of the Profit Sharing Plan's investments in securities.

         Mr. Obus is the general partner of Channel and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Channel beneficially owns. Mr. Obus, as the general partner of Channel, has the sole power to direct the voting and disposition of the shares of Common Stock that Channel beneficially owns.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 2,060,984 shares of Common Stock, constituting approximately 12.8% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,046,763 shares outstanding on August 9, 2005, as set forth in the Issuer's most recent report on Form 10-Q for the quarterly period ended June 30, 2005 filed with the Commission on August 9, 2005).

         The filing of this Amendment and the inclusion of information herein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of the Wynnefield Group, except as described herein, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The Wynnefield Group has made purchases of shares of Common Stock during the past 60 days as follows:

Name                 Date                 Number of Shares      Price Per Share
----                 ----                 ----------------      ---------------
Partnership          August 9, 2005       8,400                 $4.20
Partnership          August 11, 2005      169,400               $3.70

Partnership - I      August 9, 2005       11,100                $4.20
Partnership - I      August 11, 2005      254,100               $3.70

Fund                 August 9, 2005       10,500                $4.20
Fund                 August 11, 2005      282,400               $3.70


         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  August 19, 2005          WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                 By: Wynnefield Capital Management, LLC,
                                     General Partner

                                 By: /s/ Nelson Obus
                                     -------------------------------------------
                                     Nelson Obus, Co-Managing Member


                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                 By: Wynnefield Capital Management, LLC,
                                     General Partner

                                     By: /s/ Nelson Obus
                                         ---------------------------------------
                                         Nelson Obus, Co-Managing Member


                                 WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                 By: Wynnefield Capital, Inc.

                                     By: /s/ Nelson Obus
                                         ---------------------------------------
                                         Nelson Obus, President


                                 WYNNEFIELD CAPITAL MANAGEMENT, LLC


                                 By: /s/ Nelson Obus
                                     -------------------------------------------
                                     Nelson Obus, Co-Managing Member


                                 WYNNEFIELD CAPITAL, INC.


                                 By: /s/ Nelson Obus
                                     -------------------------------------------
                                         Nelson Obus, President


                                 WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN


                                 By: /s/ Nelson Obus
                                     -------------------------------------------
                                     Nelson Obus, Authorized Signatory


                                 CHANNEL PARTNERSHIP II, L.P.


                                 By: /s/ Nelson Obus
                                     -------------------------------------------
                                     Nelson Obus, General Partner


                                 /s/ Nelson Obus
                                 -----------------------------------------------
                                 Nelson Obus, Individually